Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2009

Results for announcement to the market

		A$'000%			A$'000

Total revenue	Down	534	6.2	to	8,017

Net loss for period	Up	30	1.2	to	2,624

Loss attributable to equity holders	Up	30	1.2	to	2,624

	31 December 2009	30 June 2009
Net tangible assets per share (cents)	2.49	3.46

There is no proposal to pay dividends for the six months ended 31 December 2009.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2009

HALF-YEAR FINANCIAL REPORT

DIRECTORS’ REPORT	Orbital Corporation Limited

Your Directors submit their report for the half year ended 31 December 2009.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name

Information on Directors

William Peter Day

Non Executive Director and Chairman.

Terry Dewayne Stinson

Managing Director and Chief Executive Officer.

John Grahame Young

Non Executive Director.  Chairman of the Audit Committee.

Mervyn Thomas Jones

Non Executive Director. Chairman of the Human Resources, Remuneration and Nomination Committee.

Vijoleta Braach-Maksvytis

Non Executive Director.

REVIEW AND RESULTS OF OPERATIONS

Financial Overview

		Dec 2009	Dec 2008
		$'000	$'000

Consulting Services	Revenue	4,526	4,053
	Contribution	(12)	(115)
OAGS	Revenue	2,912	3,623
	Contribution	(920)	273
Royalties	Revenue	432	677
	Contribution	242	405

Total	Revenue	7,870	8,353
	Contribution	(690)	563

Other revenue		147	198
Other income		409	120
Synerject		314	719
Foreign exchange gain/(loss)		(107)	734
Research and development		(96)	(1,686)
Other expenses		(2,071)	(2,374)
Finance costs		(436)	(361)

Loss before tax		(2,530)	(2,087)
Taxation		(94)	(507)
Loss after tax		(2,624)	(2,594)

Detailed comments on Orbital’s four business streams are as follows:

DIRECTORS’ REPORT	Orbital Corporation Limited

Consulting Services

		Dec 2009	Dec 2008
		$'000	$'000

Consulting Services	Revenue	4,526	4,053
	Contribution	(12)	(115)

Orbital offers specialist engineering consulting services, design, development and testing in the areas of; engine design, engine combustion, fuel systems, engine management systems, alternative fuels, and providing fuel economy and emissions solutions to a wide variety of vehicle applications, from utility engines to transportation and power generation applications.

With the financial uncertainty in this time period, Orbital’s traditional markets of the USA, Europe and Japan have remained subdued. To counter this, Orbital increased its presence and marketing activities in China, India, Brazil and southeast Asia, increasing revenue by 11% compared to the corresponding prior period.

Work programs sold, and commenced or undertaken in the period included further programs and program extensions from China and Brazil, along with programs using Orbital’s FlexDITM systems for heavy fuels (such as diesel, kerosene and Av-gas).   Construction and commissioning of the new heavy duty engine testing facility was completed during this period and work programs have now commenced.  This facility, capable of testing and certifying heavy duty engines of up to 600 kW power is unique in Australia.

Alternative Fuels

		Dec 2009	Dec 2008
		$'000	$'000

OAGS	Revenue	2,912	3,623
	Contribution	(920)	273

Orbital Autogas Systems (OAGS) supplies the current “fumigator” or “vapouriser” LPG systems to Ford Australia and to the retrofit market and has developed the next generation Liquid LPG Injection system (LLi) required to meet the new ADR 79/02 emission requirements in Australia from July 2010 onwards.  OAGS is contracted to supply the LLi system to Ford Australia, and has also recently entered the retrofit market with a similar system.

OAGS revenue of $2.9 million is 24% lower than the corresponding prior period as a result of decreased petrol prices (typically $1.15/litre compared to $1.50/litre in the previous reporting period), reducing LPG systems demand. The market was also impacted by reductions in Government rebates.  National demand for LPG conversions has decreased by more than 50% year on year; however the original equipment LPG volumes have held up better than the retrofit volumes.

OAGS undertook significant kit development of the LLi system in the reporting period to support the aftermarket sales going forward.  Each vehicle model requires the development of a customised installation for the positioning of fuel injectors, fuel lines, tank, the electronic management system module and the specifications of the wiring harness, followed by the calibration and the certification of the system, and OAGS is investing in this process to support future retrofit market sales.  OAGS supplied its first LLi product to this market in the half year.  Due to this investment, together with additional resources and capacity building, the result of OAGS is a loss of ($0.9) million, compared to $0.3 million profit in the previous reporting period.

As the price of crude oil increases, the LPG market can be expected to improve.  The LLi system, in addition to meeting the 79/02 emission requirements, gives C02 improvements of up to 13% compared to the gasoline equivalent vehicle and is seamless to the driver without power loss, is without the cold start issues typically associated with the current generation LPG systems and is well positioned for the anticipated market improvement.

During the period Orbital continued work with Sygma Motors in Brazil on spark ignition of ethanol in large conventional ethanol engines utilising Orbital’s FlexDi system.

Intellectual Property

		Dec 2009	Dec 2008
		$'000	$'000

Royalties	Revenue	432	677
	Contribution	242	405

Royalties decreased due to the comparative weakness of the North American marine market and translation effect of the strong Australian dollar.

The marine and recreational markets, key markets for Orbital’s systems, were severely impacted by the global financial crisis, with the additional effect that manufacturers and their dealer networks reduced inventory levels to match the market conditions. The outboard market saw reductions of up to 50% compared to previous periods.

Whilst the scooter/motorcycle market was also adversely affected, royalty revenue from the 3 wheeler autorickshaw product improved during the reporting period.

Synerject

		Dec 2009	Dec 2008
		US$'000	US$'000

Synerject	Revenue	39,791	37,601
	Profit after tax	849	1,234
Operating cashflow, including capex		7,702	1,044

		A$’000	A$’000
Equity accounted contribution		314	719

Orbital holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation.  Synerject supplies engine Management Systems (EMS) to the non auto global market.

Synerject achieved a 6% increase in revenue as a result of the growth of sales of new products most notably the M3 electronic control unit for motorcycle manufacturers Sanyang and Kymco in Taiwan, driven by the implementation of stringent in field emission requirements. The marine market in general was subdued in the half year as the economic crisis impacted discretionary spending reducing outboard engine sales.

Synerject generated operating cashflow after capital expenditure of US$7.7 million compared to US$1.0 million in 2008. The December 2009 cash flow included profit after tax operating cash flow of US$1.9 million and a reduction of working capital of US$5.8 million.  Synerject’s net debt at 31 December 2009 was US$1.2 million, compared to net debt at 30 June 2009 of US$7.8 million.  The gearing ratio at 31 December 2009 was 9% (30 June 2009: 56%).

The equity accounted contribution to Orbital was $0.3 million compared to $0.7 million for the previous reporting period. This reflects Orbital’s reduced shareholding of 42% (December 2008: 50%) the increasing value of the Australian dollar, and the tough trading conditions during this period.

The markets in which Synerject operates showed signs of improvement towards the end of the period, particularly the marine market in North America which is typically most buoyant in Orbital’s second half year. In addition, Synerject continues to win new customers in the high end recreational products markets in Europe, Asia and the USA.  Today, Synerject is the world’s largest independent EMS supplier in the non-automotive market.

Other

Research and development expenses decreased by $1.6 million as engineering resources were redeployed to support the increased fee paying consulting services and to develop LLi retrofit kits for OAGS.

Other expenses decreased by $0.3 million with savings in a number of areas such as audit, compliance, travel and impairment of receivables.

Tax expense decreased by $0.4 million. The December 2008 half year expense included the write-down of the deferred tax asset due to the more subdued outlook for taxable profits in North America.

Orbital’s net cash outflow from operating activities was $2.0 million (2008: $0.6 million inflow) reflecting the increased investment in OAGS operations. The investing cash flow of $1.2 million includes capitalised LLi product development ($0.6 million) and acquisition of plant and equipment ($1.1 million) primarily for the retrofit business and completion of the heavy duty engine testing facility. In July 2008 Orbital received a Commonwealth Government grant of $2.8 million for the investment in the heavy duty engine testing facility.

Orbital received a dividend of $0.5 million from Synerject (2008: $0.8 million).

At 31 December 2009 Orbital had cash and short term deposits of $6.3 million.

Outlook

Orbital continues to assess strategic options to grow and to complement its existing portfolio and relevant adjacent businesses. The focus remains on managing existing business carefully through the present difficult trading conditions, monitoring cash requirements, while being prepared to take advantage of opportunities as and should they arise.

The consulting services order book of $4.1 million at 31 December 2009 (30 June 2009: $5.3 million) is lower than Orbital’s internal target. Orbital continues to pursue target customers in China and Brazil and the recently commissioned heavy duty engine testing facility is now in operation and servicing its 1st fee paying customer.

OAGS revenue in the 2nd half is expected to increase as up to 20 different retrofit kits will be developed and be ready for sale in the market. The stronger Australian dollar compared to the Euro will improve margins on OAGS imports from Holland.

Synerject typically has a seasonal business with marine and motorcycle customers building product for the northern hemisphere summer. We see renewed confidence in the North American marine sector and anticipate that the restocking of reduced supply chain inventories will support both Synerject system sales and Orbital’s royalty streams.

Reinforcing guidance provided to the share market in August 2009, Orbital anticipates that the year ended 30 June 2010 will be a year of investment in OAGS. More recently we have seen improvements in the marine market and this will provide a 2nd half operating result which will be an improvement over the 1st half and the 2nd half last year. The balance of the year will be challenging however we are targeting a breakeven operating result for the 2nd half year.

As noted above, in January 2010, Orbital restructured the loan with the West Australian Government and will record a non-cash once off profit of $7.7 million in the 2nd half and reduced interest expense of approximately $0.2 million. Accordingly, Orbital will record a profit for the financial year.  The transaction will also decrease debt and increase net assets by a corresponding amount.

With the West Australian Government loan restructured and key initiatives in alternative fuels businesses planned and underway, Orbital is on the path to achieve targets for sustainable and profitable growth. The increasing global focus on greenhouse gas emissions and pressure on the oil price underpin Orbital’s alternative fuel strategy.

DIRECTORS’ REPORT	Orbital Corporation Limited

DIRECTORS’ REPORT	Orbital Corporation Limited

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2009.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100.  The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

WP Day

Chairman

Perth, 25 February 2010

Auditor's independence declaration to the Directors of Orbital Corporation Limited

In relation to our review of the financial report of Orbital Corporation Limited for the half-year ended 31 December 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter

Partner

Perth

25 February 2010

Income Statement	Orbital Corporation Limited

		Consolidated
For the half year ended 31 December 2009	Note	2009	2008
		$'000	$'000

Consulting services income		4,526	4,053
Sale of goods		2,912	3,623
Licence and royalty income		432	677
Other revenue	3(a)	147	198
Total Revenue		8,017	8,551

Other income	3(b)	409	854

Change in inventories of finished goods and work in progress		778	(203)
Raw materials and consumables used		(3,048)	(2,528)
Employee benefits expense		(5,127)	(5,196)
Depreciation and amortisation		(388)	(642)
Engineering consumables and contractors		(746)	(757)
Travel and accommodation		(487)	(684)
Communication and computing		(423)	(359)
Patent costs		(103)	(186)
Insurance costs		(221)	(194)
Audit, compliance and listing costs		(256)	(403)
Other expenses	3(c)	(813)	(698)
Share of profit of investment accounted for using the equity method	4(a)	314	719
Finance costs	5	(436)	(361)
Loss before income tax		(2,530)	(2,087)

Income tax expense	6	(94)	(507)

Net loss for the period		(2,624)	(2,594)

Loss for the period attributable to owners of the parent		(2,624)	(2,594)

Basic loss per share (in cents)		(0.55)	(0.55)
Diluted loss per share (in cents)		(0.55)	(0.55)

Statement of Comprehensive Income	Orbital Corporation Limited

	Consolidated
For the half year ended 31 December 2009	2009	2008
	$'000	$'000

Net loss for the period	(2,624)	(2,594)

Other comprehensive income
Foreign currency translation	(1,621)	6,460
Share of cash flow hedge reserve for investment accounted for using the equity method	-	(32)
Other comprehensive income for the period, net of tax	(1,621)	6,428

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(4,245)	3,834

Total comprehensive income for the period attributable to owners of the parent	(4,245)	3,834

Statement of Changes in Equity

For the half year ended 31 December 2009	Share Capital	Accumulated Losses	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2008	225,720	(207,773)	896	(3,281)	(72)	15,490
Loss for period	-	(2,594)	-	-	-	(2,594)
Other comprehensive income	-	-	-	6,460	(32)	6,428
Total comprehensive income for the half-year	-	(2,594)	-	6,460	(32)	3,834

Transactions with owners in their capacity as owners
Cancelled share capital	(207,000)	207,000	-	-	-	-
Shares issued in accordance with share plan	161		(161)			-
Share based payments	87	-	118	-	-	205
Balance at 31 December 2008	18,968	(3,367)	853	3,179	(104)	19,529

At 1 July 2009	19,055	(3,224)	884	399	-	17,114
Loss for period	-	(2,624)	-	-	-	(2,624)
Other comprehensive income	-	-	-	(1,621)	-	(1,621)
Total comprehensive income for the half-year	-	(2,624)	-	(1,621)	-	(4,245)

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	117		(117)			-
Share based payments	89	-	147	-	-	236
Balance at 31 December 2009	19,261	(5,848)	914	(1,222)	-	13,105

Statement of Financial Position	Orbital Corporation Limited

		Consolidated
As at 31 December 2009	Note	31 Dec 2009	30 June 2009
		$'000	$'000
ASSETS
Current assets
Cash and cash equivalents	7	2,811	6,623
Bank deposits – held to maturity		3,500	3,500
Trade and other receivables		4,148	5,080
Inventories		3,862	3,084
Total current assets		14,321	18,287

Non-current assets
Investment accounted for using the equity method	4(b)	9,952	11,264
Property, plant and equipment		8,098	7,397
Deferred taxation asset	6(b)	4,574	5,054
Intangibles and goodwill		1,096	533
Total non-current assets		23,720	24,248

TOTAL ASSETS		38,041	42,535

LIABILITIES
Current liabilities
Trade and other payables		3,909	3,841
Interest bearing borrowings		910	1,520
Employee benefits		765	1,033
Deferred revenue		512	512
Other provisions		113	92
Total current liabilities		6,209	6,998

Non-current liabilities
Non-Interest bearing liabilities	8	15,253	14,873
Employee benefits		1,272	1,302
Government grants		2,202	2,248
Total non-current liabilities		18,727	18,423

TOTAL LIABILITIES		24,936	25,421

NET ASSETS		13,105	17,114

EQUITY
Share capital	9	19,261	19,055
Reserves		(308)	1,283
Accumulated losses		(5,848)	(3,224)

TOTAL EQUITY		13,105	17,114

Statement of Cash Flows	Orbital Corporation Limited

		Consolidated
	Note	31 Dec	31 Dec
For the half year ended 31 December 2009		2009	2008
		$'000	$'000

Cash flows provided by/(used in) operating activities
Cash receipts from customers		7,903	10,080
Cash paid to suppliers and employees		(10,070)	(9,637)
Cash used by operations		(2,167)	443
Finance income		147	198
Income tax paid		(12)	(67)

Net cash flows from/(used in) operating activities	10	(2,032)	574

Cash flows provided by/(used in) investing activities
Synerject dividend received		495	819
Proceeds from sale of property, plant and equipment		26	-
Purchase of intangibles		(601)	-
Acquisition of property, plant and equipment		(1,074)	(1,127)

Net cash flows used in investing activities		(1,154)	(308)

Cash flows used in financing activities
Repayment of borrowings		(610)	-
Net cash flows used in financing activities		(610)	-

Net increase/(decrease) in cash and cash equivalents		(3,796)	266

Cash and cash equivalents at beginning of period		6,623	8,804
Net foreign exchange differences		(16)	1,486

Cash and cash equivalents at end of period		2,811	10,556

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

1.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a)

Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2009 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2009 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2009 in accordance with the continuous disclosure obligations of the ASX listing rules.

The accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.  Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Since 1 July 2009 the Group has adopted Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2009.  Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

(b)

Application of new and revised accounting standards

From 1 July 2009 the Group has adopted the following applicable Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2009.

AASB 8

Operating Segments

This standard requires disclosure of information about the Consolidated Entity's operating segments and replace the requirement to determine primary and secondary reporting segments of the Consolidated Entity.

AASB 101

Presentation of Financial Statements (revised 2007)

The revised standard introduces a number of terminology changes, including revised titles for the financial statements, and has resulted in a number of changes in presentation and disclosure.

The Group has not elected to early adopt any new standards or amendments.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

2.

SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the nature of the revenue stream of each operating segment and the nature of the business conducted by the operating segment.  Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

Types of products and services

Consulting services

Specialist engineering consultancy service based in Perth, Western Australia offering consulting services in engine design and development, combustion systems, fuel systems, engine management systems, alternative fuels, fuel economy and emissions solutions.

Alternative fuels

LPG (Liquid Propane Gas): Tier 1 supplier of LPG fuel system to Ford Australia and aftermarket conversion centres.  CNG (Compressed Natural Gas): exclusive distributor of Continental LPG and CNG fuel supply components for Australia and New Zealand.  LNG (Liquid Natural Gas): provision of heavy duty engine testing facilities to Government and companies wishing to develop clean engine technology.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

Royalties and licences

Royalty and Licence Fees generated from Orbital’s patented intellectual property attaching to various Orbital technologies.  Royalties have been received from outboard engine manufacturers, scooter manufacturers, and an autorickshaw manufacturer

Accounting policies

The accounting policies used by the Group in reporting segments internally are the same as those contained in note 1 to the accounts and in the period.

Reportable segment

The following table presents revenue and profit information for reportable segments for the half years ended 31 December 2009 and 31 December 2008.

	Consulting Services		Alternative Fuels		Royalties and Licences		Consolidated
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2009	2008	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Revenue	4,526	4,053	2,912	3,623	432	677	7,870	8,353
Unallocated other income							147	198
Total Revenue							8,017	8,551

Result	(12)	(115)	(920)	273	242	405	(690)	563

Research & development costs							(96)	(1,686)
Unallocated expenses (net)*							(1,622)	(1,322)
Finance costs							(436)	(361)
Share of net profit of investment accounted for using the equity method							314	719
Net Loss before income tax							(2,530)	(2,087)

Income tax expense							(94)	(507)

Net loss for the period							(2,624)	(2,594)

	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June
	2009	2009	2009	2009	2009	2009	2009	2009
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment assets
Segment assets	10,701	11,232	6,264	4,518	239	344	17,204	16,094
Unallocated assets
Cash and cash equivalents							2,811	6,623
Other financial assets – held to maturity							3,500	3,500
Investment accounted for using the equity method							9,952	11,264
Deferred tax asset							4,574	5,054

Consolidated Total Assets							38,041	42,535

*Unallocated expenses (net) includes other income and corporate overheads which are not allocated to operating segments as they are not considered part of the core operations of any segment.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
3.	REVENUE, INCOME AND EXPENSES

(a)	Other revenue
	Interest Income	147	198

(b)	Other Income
	Automotive Competitiveness and Investment Scheme credits	338	119
	Net foreign exchange gains	-	734
	Government grant	46	-
	Other	25	1
		409	854

(c)	Other Expenses
	Occupancy costs	376	305
	Administration costs	131	106
	Marketing costs	61	23
	Investor relations	32	33
	Provisions	56	177
	Net foreign exchange losses	107	-
	Other	50	54
		813	698

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2009

4.

INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

As at 31 December 2009, the consolidated entity holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2009: 42%; 31 December 2008: 50%).  The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
(a)	Results of Synerject
	Share of Synerject’s profit before income tax	434	833
	Share of income tax expense	(26)	(64)
		408	769
	Adjustments:
	- dissimilar accounting treatment with respect to development expenditure	(210)	(200)
	- dissimilar accounting treatment with respect to amortisation of intangibles	116	150
	Share of Synerject’s net profit accounted for using the equity method	314	719

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

4.

INTEREST IN JOINTLY CONTROLLED ENTITY

		31 Dec	30 June
		2009	2009
		$’000	$’000
(b)	Movements in the carrying amount of the Group’s interest in Synerject
	Balance at the beginning of reporting period	11,264	13,109
	Share of profits after tax	314	1,846
	Share of reserves	(57)	(318)
	Dividends received	(495)	(4,577)
	Carrying value of investment in Synerject disposed of	-	(2,253)
	Unrealised foreign exchange movements	(1,074)	3,457
	Balance at the end of reporting period	9,952	11,264

(c)	Summary financial information of Synerject LLC
		Revenues (100%) $’000	Profit (100%) $’000	Total Assets (100%) $’000	Total Liabilities (100%) $’000	Net Assets as reported by Synerject (100%) $’000	Share of Synerject’s net assets equity accounted $’000
	31 Dec 2009	45,582	972	38,534	23,594	14,940	9,952
	31 Dec 2008	46,849	1,538	44,508	20,734	23,774	17,741
	30 June 2009	102,198	5,014	47,551	30,650	16,901	11,264

	Revenues (100%) US$’000	Profit (100%) US$’000	Total Assets (100%) US$’000	Total Liabilities (100%) US$’000	Net Assets as reported by Synerject (100%) US$’000
31 Dec 2009	39,791	849	34,831	21,327	13,504
31 Dec 2008	37,601	1,234	31,205	14,536	16,669
30 June 2009	74,635	3,662	38,892	25,069	13,823

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
5.	FINANCE COSTS

Non-cash interest expense WA Government Loan (a)		380	361
Trade finance facility		56	-
		436	361

(a)

As at 1 July 2005, the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(b)	See Note 12 for details of the restructure of the non-interest bearing liability post balance sheet date.

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2009

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
6.	TAXATION

(a)	Current tax expense
	Withholding tax	6	67
	United States of America Federal and State taxes	88	41
		94	108

	Deferred tax expense
	Reversal of previously recognised tax losses	-	399
		-	399

	Total income tax expense in income statement	94	507

No income tax is payable by the consolidated entity in Australia due to the existence of substantial losses available to offset future assessable income.  Due to losses in the six months to 31 December 2009, none of these losses have been recouped and it is inappropriate to recognise a future income tax benefit for Australian losses until it is probable that the consolidated entity will have future taxable profits.

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”).  Synerject LLC is a pass-through enterprise for taxation purposes and as such the consolidated entity is assessed for various State income taxes and Federal Income Taxes (Alternative Minimum Tax).  The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

		31 Dec	30 June
		2009	2009
(b)	Deferred tax asset	$'000	$'000
	Total benefits at current income tax rates in the USA from prior losses able to be recouped from future assessable income from Synerject revenues:

	Balance at beginning of reporting period	5,054	5,494
	Income tax expense reflecting decrease in recognised losses during the period	-	(1,731)
	Effect of change in exchange rates on opening balance	(480)	1,291
	Balance at end of reporting period	4,574	5,054

7.	CASH AND CASH EQUIVALENTS

	Cash at bank	210	220
	Cash at bank - US dollars	768	172
	Cash at bank - European currency units	26	82
	At call deposits - financial institutions	810	3,657
	Bank bills	997	2,492
		2,811	6,623

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

		31 Dec	30 June
		2009	2009
		$'000	$'000
8.	NON-INTEREST BEARING LIABILITIES

	Non-current
	Loans and advances - secured (Note 5(a))	15,253	14,873

See Note 12 for details of the restructure of the non-interest bearing liability post balance sheet date.

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
9.	CONTRIBUTED EQUITY

	Ordinary shares	19,261	18,968

	Movement in ordinary shares on issue	Number	$'000

	At 1 July 2008	474,563,192	225,720
	Shares issued pursuant to employee share plans	4,321,858	248
	Cancelled share capital	-	(207,000)
	At 31 December 2008	478,885,050	18,968

	At 1 July 2009	478,885,050	19,055
	Shares issued pursuant to employee share plans	3,088,894	206
	At 31 December 2009	481,973,944	19,261

A resolution of shareholders was passed at the Annual General Meeting of the Company held on 22 October 2008 for the reduction of share capital by way of a credit to accumulated losses of $207,000,000.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

		31 Dec	31 Dec
		2009	2008
		$'000	$'000
10.	NOTES TO THE STATEMENT OF CASH FLOWS

	Reconciliation of cash flows from operating activities
	Loss after income tax	(2,624)	(2,594)

	Add/(less) items classified as investing activities:
	Profit on sale of property, plant and equipment	(2)	-

	Add/(less) non cash items:
	Depreciation and amortisation	388	642
	Recognised government grant income	(46)	-
	Allowance for doubtful debts	24	177
	Amounts set aside for warranty and other provisions	22	17
	Movement in deferred tax asset	-	399
	Share of net profit of investment accounted for using the equity method	(314)	(719)
	Amortisation of non-interest bearing loans	380	361
	Employee compensation expense	237	205
	Net foreign exchange (gains)/losses	107	(734)

	Net cash used in operating activities before changes in assets and liabilities	(1,828)	(2,246)

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2009

Changes in assets and liabilities during the period:
Decrease/(increase) in receivables	805	1,426
Decrease/(increase) in inventories	(778)	203
(Decrease)/increase in payables	68	1,294
(Decrease)/increase in employee provisions	(299)	(103)
	(204)	2,820

Net cash provided by/(used in) operating activities	(2,032)	574

11.

SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan.  Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

The terms and conditions of the grants made during the half year ended 31 December 2009 are as follows:

Grant date:

14 December 2009

Number of ordinary shares granted per employee:

16,246

Share price:

6.16 cents

Fair value at grant date:

6.16 cents

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

11.

SHARE BASED PAYMENTS (continued)

During the period, a total of 14,360,000 rights were offered to 7 executives (2008: 4,100,000 rights offered to 10 executives).

The terms and conditions of the offer made during the half year ended 31 December 2009 are as follows:

(a)

50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers.

Offer date:

31 August 2009

Share price:

5.5 cents

Fair value at offer date:

3.8 cents

Minimum vesting conditions:

3 years subject to TSR ranking at or above 50th percentile

Expected volatility (expressed as weighted average

volatility used in the modelling under binomial lattice model)

65%

Risk-free interest rate (based on government bonds)

5.03%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2009.

(b)

50% of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending 30 June 2012.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2009

The relative ranking of the TSR of the Company to the group of selected peers for the 3 years to 1 September 2009 was at the 56th percentile, therefore 62% (1,643,000) of the shares offered in September 2006 with a vesting date of 1 September 2009 were granted on 7 October 2009.

Performance Rights Plan

The Company also has a Performance Rights Plan as part of its long-term incentive arrangements for senior executives.  Refer to the 30 June 2009 Annual Report for information on the terms and conditions of the Performance Rights Plan.

There have been no issues under the Performance Rights Plan during the reporting period

12.

EVENTS AFTER THE BALANCE SHEET DATE

(a)

Restructure of WA Government Loan.

Subsequent to the end of the half-year, Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•

Term – 2010 to 2025.

•

Repayments - Commencing May 2010 at $200,000 per annum.

•

Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•

Interest free.

The restructured loan’s net present value at 31 December 2009 is $7,558,000 which compares to the carrying value of the old loan of $15,253,000 at that date.  In accordance with International Financial Reporting Standards, a once-off grant of $7,695,000 will be reflected in the full year results of the Company to recognise the restructuring of the loan.

Orbital will incur non-cash interest amortisation expenses totalling $6,789,000 over the term of the loan.

(b)

There have been no other events subsequent to balance date which would have a material affect on the Group’s financial statements at 31 December 2009.

Directors’ Declaration	Orbital Corporation Limited

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)

the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)

giving a true and fair view of the financial position as at 31 December 2009 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

WP Day

Chairman

Dated: 25 February 2010

Perth, Western Australia

To the members Orbital Corporation Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited (the company), which comprises the statement of financial position as at 31 December 2009, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors’ declaration of the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the half-year end or from time to time during the half year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards including the Australian Accounting Interpretations, the Corporations Act 2001 and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and the ASX Listing Rules as they relate to Appendix 4D . As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

GL;HG;ORBITAL007

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with:

a.

the Corporations Act 2001, including:

i)

giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the six months ended on that date; and

ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

b.

The ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

G Lotter

Partner

Perth

25 February 2010

GL;HG;ORBITAL;007

CORPORATE INFORMATION	Orbital Corporation Limited

ABN 32 009 344 058

Directors

W.P. Day Chairman

T.D. Stinson Managing Director and Chief Executive Officer

J.G. Young

M.T. Jones

V. Braach-Maksvytis

Company Secretary

I.G. Veitch

Registered Office

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Principal place of business

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Share Register

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St George’s Terrace

Perth, Western Australia 6000

ADR Facility

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Share Trading Facilities

Australian Stock Exchange Limited (code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

Auditors

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000